Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year
Ended December 31, 2022

Tel-Aviv, Israel, March 29, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the year ended December 31, 2022 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On March 29, 2023, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the year ended December 31, 2022 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial statements for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s revenues for the year ended December 31, 2022 – approximately NIS 2,369.2 million.

•	Dorad’s operating profit for the year ended December 31, 2022 – approximately NIS 316.6 million.

Dorad’s financial statements for the year ended December 31, 2022 note that following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that it continuously examines the options for dealing with material damage to its income as a result of the spread of the virus.

The demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. During 2022, the months of the year were split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the increase in the Israeli CPI, impacting interest payments by Dorad on its credit facility, changes to the TAOZ tariff calculation, the spread of Covid-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of full year results in the future.

A translation of the financial results for Dorad as of December 31, 2022 and 2021 and as of and for the each of the three years ended December 31, 2022, 2021 and 2020 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW respectively, in the Lazio Region, Italy; and
•
Ellomay Solar Italy four SRL, Ellomay Solar Italy five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW and 18 respectively, in the Lazio Region, Italy that have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electric Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	December 31	December 31
	2022	2021
	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	151,481	201,860
Trade receivables	238,581	248,844
Other receivables	32,809	40,289
Total current assets	422,871	490,993

Non-current assets
Restricted deposit	514,543	480,476
Prepaid expenses	32,072	33,235
Fixed assets	3,253,196	3,378,466
Intangible assets	6,404	6,038
Right of use assets	57,486	57,530
Total non-current assets	3,863,701	3,955,745

Total assets	4,286,572	4,446,738

Current liabilities
Current maturities of loans from banks	279,506	280,753
Current maturities of lease liabilities	4,645	4,622
Trade payables	228,468	324,532
Current tax liabilities	-	21,795
Other payables	11,439	7,100
Financial derivatives	-	268
Total current liabilities	524,058	639,070

Non-current liabilities
Loans from banks	2,211,895	2,356,785
Other Long-term liabilities	17,529	15,834
Long-term lease liabilities	49,292	48,871
Provision for dismantling and restoration	50,000	50,000
Deferred tax liabilities	215,016	192,676
Liabilities for employee benefits, net	160	160
Total non-current liabilities	2,543,892	2,664,326

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with controlling shareholders	3,748	3,748
Retained earnings	572,664	497,384

Total equity	1,218,622	1,143,342

Total liabilities and equity	4,286,572	4,446,738

Dorad Energy Ltd.

Statements of Profit or Loss

	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands

Revenues	2,369,220	2,103,911	2,407,221

Operating costs of the power plant
Energy costs	544,118	428,051	522,110
Electricity purchase and infrastructure services	1,088,127	1,053,997	1,185,225
Depreciation and amortization	239,115	225,715	237,575
Other operating costs	157,189	114,360	155,368

Total cost of power plant	2,028,549	1,822,123	2,100,278

Profit from operating the power plant	340,671	281,788	306,943

General and administrative expenses	24,066	24,502	24,926
Other incomes	-	11,603	1,279

Operating profit	316,605	268,889	283,296

Financing income	52,131	4,694	3,056
Financing expenses	271,116	219,013	157,428

Financing expenses, net	218,985	214,319	154,372

Profit before taxes on income	97,620	54,570	128,924

Taxes on income	22,340	12,844	29,622

Profit for the year	75,280	41,726	99,302

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Profit for the year	-	-	-	75,280	75,280

Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622

For the year ended December 31, 2021

Balance as at January 1, 2021	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s shareholders	-	-	-	(100,000)	(100,000)
Profit for the year	-	-	-	41,726	41,726

Balance as at December 31, 2021	11	642,199	3,748	497,384	1,143,342

For the year ended December 31, 2020

Balance as at January 1, 2020	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020	11	642,199	3,748	555,658	1,201,616

Dorad Energy Ltd.

Statements of Cash Flows

	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the year	75,280	41,726	99,302
Adjustments:
Depreciation, amortization, and fuel consumption	242,345	228,099	241,288
Taxes on income	22,340	12,844	29,622
Financing expenses, net	218,985	214,319	154,372
	483,670	455,262	425,282

Change in trade receivables	9,991	48,875	(4,959)
Change in other receivables	7,480	(18,888)	1,284
Change in trade payables	(127,907)	22,926	16,627
Change in other payables	4,339	3,292	(6,700)
Change in Other long-term liabilities	1,695	15,834	-
	(104,402)	72,039	6,252

Taxes on income paid	(21,795)	-	-

Net cash provided by operating activities	432,753	569,027	530,836

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	13,652	392	(4,318)
Investment in long-term restricted deposits	-	(53,175)	(6,000)
Investment in fixed assets	(110,715)	(72,530)	(48,309)
Investment in intangible assets	(1,810)	(2,020)	(4,738)
Interest received	6,433	1,584	3,046

Net cash used in investing activities	(92,440)	(125,749)	(60,319)

Cash flows from financing activities:
Repayment of lease liability principal	(4,726)	(4,624)	(4,523)
Repayment of loans from banks	(255,705)	(210,449)	(195,359)
Dividends and exchange rate paid	-	(100,000)	(123,739)
Interest paid	(159,804)	(162,781)	(170,003)
Net cash used in financing activities	(420,235)	(477,854)	(493,624)

decrease in cash and cash equivalents	(79,922)	(34,576)	(23,107)
Effect of exchange rate fluctuations on cash and
cash equivalents	29,543	(10,643)	4,165
Cash and cash equivalents at beginning of year	201,860	247,079	266,021

Cash and cash equivalents at end of year	151,481	201,860	247,079